July 28, 2006
Via Facsimile (202) 772-9218
Donald C. Hunt, Esq.
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Somera Communications, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 14, 2006 File No. 000-27843
Dear Mr. Hunt:
     Pursuant to our telephone conversation, attached please find the revised disclosures which our client, Somera Communications, Inc. (“Somera”), intends to make and mail in its final proxy statement which it intends to file on Monday. We respectfully request that the Staff provide any further comments at its earliest convenience.
     Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact A. Michael Hainsfurther at (214) 855-7567.

Very truly yours,

Munsch Hardt Kopf & Harr, P.C.

	By:	/s/ A. Michael Hainsfurther

A. Michael Hainsfurther
(214) 855-7567
mhainsfurther@munsch.com

cc: Kent Coker

•	attending the special meeting and voting such shares in person. Stockholders should note, however, that merely attending the special meeting in person without casting a vote at the meeting will not alone constitute a revocation of a proxy.
Interests of Certain Persons in the Merger (See page 30)
      In considering the recommendation of Somera’s board of directors in favor of the merger, you should be aware that there are provisions of the merger agreement and other existing agreements that will result in certain benefits to Somera’s directors and executive officers that are not available to stockholders generally. Somera’s board of directors was aware of, and considered the interests of, its directors and executive officers and the potential conflicts arising from such interests in its deliberations of the merits of the merger and in approving the merger agreement and the merger. Other than the provisions of the merger agreement described below, and the extension of certain employment agreements described below, the arrangements described below were in existence before the discussions about the merger began. Stockholders should take these benefits into account in deciding whether to vote for approval of the merger agreement.
      The following table summarizes the payments and benefits of the merger described for each of our executive officers and directors as well as for David Peters and Lynda Starnes:

	Realizable Value of All
	Outstanding Stock Options
	and Restricted Stock at the	Potential Cash		Potential Severance
Name	Closing of the Merger(1)	Payments(2)		Payments(3)

David W. Heard	—	$468,750	(4)	—
M. Wayne Higgins(5)	$114,500	—		$137,500	(4)
S. Kent Coker	$115,000	$75,000		$112,500	(4)
David Peters(6)	$80,500	$20,000		$77,500	(4)
Lynda Starnes(7)	—	—		$57,500	(4)
Walter G. Kortschak	—	—		—
Casimir S. Skrzypczak	$6,900	—		—
David A. Young	$6,900	—		—
W. Barry Phelps	$6,900	—		—
Charles E. Levine	$6,900	—		—

(1)	The realizable value of stock options held by executive officers and directors is only listed here if their exercise price is less than $4.60 per share.

(2)	Includes separation payments paid and potentially payable to Mr. Heard and bonus payments potentially payable to Messrs. Coker and Peters. See “The Merger-Interests of Certain Persons in the Merger” on Page 30.

(3)	Severance payments equal to 6 months base salary are payable if the person’s employment is terminated (i) other than voluntarily, (ii) as a result of constructive termination (as defined in the agreements), or (iii) by Somera or its successor other than for cause (as defined in the agreements). These severance payments were provided for in Mr. Higgins’ agreement dated effective June 1, 2006, Mr. Coker’s agreement dated effective March 16, 2005, Mr. Peters’ agreement dated effective August 10, 2004 and Ms. Starnes’ agreement dated May 15, 2006. See footnote 7 for a more detailed discussion of Ms. Starnes’ agreement. In addition, if entitled to severance payments, then each of Mr. Higgins and Ms. Starnes would be entitled to receive an amount equal to the aggregate bonus amounts earned by them for the 2 fiscal quarters prior to the date their employment terminates. Neither individual has been paid a bonus for the last 2 fiscal quarters.

(4)	If such severance payments are due, then each individual shall also have the cost of Somera’s group medical coverage waived until the earlier of the expiration of 6 months or obtaining coverage elsewhere.

7

(5)	Based on vesting of 50,000 of the 100,000 options held by Mr. Higgins. These options will vest 50%, or 50,000 of the 100,000 options held by Mr. Higgins, if the merger occurs prior to October 1, 2006 and 100% if it occurs on or after such date.

(6)	Mr. Peters, who is not an executive officer or director, had his base salary increased effective May 29, 2006 from $127,500 to $155,000 and became eligible for a $20,000 bonus payable on December 31, 2006 if still employed or payable 90 days following a change of control.

(7)	Lynda Starnes, who is not an executive officer or director, executed an employment agreement dated May 15, 2006 which provides if her employment terminates as a result of a change of control (as defined in the agreement) for severance payments totaling $57,500 (which is 6 months base salary) or 4 months base salary ($38,333) if the severance is not as a result of a change of control.

      Stock Options and Restricted Stock. Upon the completion of the merger, each Somera outstanding stock option, other than those options held by M. Wayne Higgins, will immediately vest and become exercisable and will be terminated or converted into an amount in cash equal to the excess, if any, of $4.60 over the exercise price of such stock option multiplied by the number of shares subject to such stock option, without interest and subject to any applicable withholding taxes. The options held by M. Wayne Higgins will vest 50% if the merger occurs prior to October 1, 2006 and 100% if it occurs on or after such date. Each share of restricted stock held under restricted stock agreements will vest upon the completion of the merger. Detailed information regarding the treatment of options and restricted stock held by each of Somera’s executive officers and directors is set forth in “The Merger — Interests of Certain Persons in the Merger” beginning on page 30.
      Stock Ownership. Somera’s officers and directors also beneficially own shares of Somera common stock. For a further description of these stock holdings, see “Security Ownership of Certain Beneficial Owners and Management” beginning on page 49.
      Existing Employment Agreements. Prior to the execution of the merger agreement on June 24, 2006, Somera sent letters to each of S. Kent Coker and David Peters to retain their services through the transition period of the potential merger. Somera also entered into a new employment agreement with M. Wayne Higgins, entered into on May 30, 2006 to be effective June 1, 2006, whereby Mr. Higgins will serve as the Chief Operating Officer of Somera, and with Lynda Starnes, entered into and effective May 15, 2006, whereby Ms. Starnes will serve as the Vice President of Human Resources of Somera. For a further description of these employment agreements, see “Existing Employment Agreements” beginning on page 31.
      Separation Agreement. On June 24, 2006, Somera entered into a Separation Agreement and Release of All Claims dated as of June 24, 2006, which we refer to as the “separation agreement,” with David W. Heard, President and Chief Executive Officer of Somera. Under the separation agreement, Mr. Heard’s employment terminated effective as of July 1, 2006. Mr. Heard also resigned as a director of Somera effective as of July 1, 2006. If requested by Telmar prior to July 1, 2006, Mr. Heard may remain with Somera as an employee or consultant for a transitional period of up to 90 days. Mr. Heard has been requested by Telmar, and Mr. Heard has agreed, to remain as a consultant for a 60-day transition period, during which period he will be paid a consulting fee of $200 per hour. In connection with the termination of his employment, Mr. Heard has received a lump-sum separation payment equal to one year’s salary, or $375,000. If Mr. Heard remains through the transitional period requested by Telmar, Mr. Heard will be entitled to receive an additional separation payment of $93,750.
      Indemnification of Directors and Executive Officers and Insurance. The merger agreement provides that Telmar will cause Somera, as the surviving corporation in the merger, to indemnify Somera’s directors and officers with respect to actions or omissions by them as such at any time prior to the closing date to the fullest extent permitted by Somera’s charter documents and any applicable contract, provided that such persons shall not be indemnified for any criminal conduct or fraud. The merger agreement further

8